TELARIX
Innovation Intelligence Results

NxtGn

MASTER AGREEMENT BETWEEN TELARIX, INC. AND NXTGN, INC.

MASTER AGREEMENT (the "**Master Agreement**") made and entered into as of October 23, 2012 (the "**Effective Date**"), by and between Telarix, Inc., a Delaware corporation ("**Telarix**"), and NxtGn, Inc., a Florida corporation ("**NxtGn**").

Introduction

A. Telarix develops and provides software, online services, applications, and consulting and support services to assist telecommunications carriers and content providers in maximizing the profitability of their products and services, including:

(i) "**iXTools**" is Telarix's patented suite of software modules that enable carriers to optimize and maximize the profitability of all aspects of their international interconnect business. Telarix created the iXTools® platform to provide information to carriers that allows them to determine the lowest cost routing for their off-network calls, to actually route the calls in that manner, and to calculate how much they owe and are owed by other carriers for carrying/completing off-network calls.

(ii) "**iXLink**" is Telarix's patented suite of services and proprietary online venue that enable carriers to exchange data, information, and/or communications regarding their interconnection services via an internet portal and database created and maintained by Telarix. iXLink® is intended to function as a clearinghouse for the Information.

iXTools and iXLink, and their component software modules and services, are referred to collectively in this Master Agreement as the "**Telarix Services**."

B. NxtGn develops and provides software, online services, applications, and consulting and support services to assist telecommunications carriers and others in efficiently processing, transmitting, and managing long distance telephone traffic and maximizing the profitability of their products and services, including:

(i) "**NxtGn NVPC**" is a suite of software modules and hardware proprietary to and provided by NxtGn which includes an integrated Cisco ASR, enabling a Voice over Internet Protocol ("VoIP") telephony platform controller network design which, in various custom configurations, enable traditional Internet Protocol IP voice, data, and video services, and produce functions and features including a session border controller, facilitating real time VoIP traffic management and reporting.

(ii) "**NxtGn Inbound SIP Signaling Server**" is a network node proprietary to and provided by NxtGn that acts as a UAS/UAC proxy for inbound traffic between a client and an ASR signaling SBC SIP. Its functions include adaptive security, intelligent load balancing, failover, monitoring, and reporting functions.

(iii) "**NxtGn Outbound SIP Signaling Server**" is a network node proprietary to and provided by NxtGn that acts as a UAC/UAS proxy for outbound traffic between and ASR signaling SBC SIP server and a service provider. Its functions include security, monitoring, and reporting functions.

(iv) "**NxtGn Packet Cable Labs Record Keeping Server**" is a network element proprietary to and provided by NxtGn that acts as a universal customizable Record Keeping Server ("RKS"), specified in Cable

Labs, customizable for usage with Cisco's ASR. Its functions include call state data management, billing calculus, and data enhancements.

(v) "**NxtGn Routing Redirect Application Server**" is a network node proprietary to and provided by NxtGn that acts as a redirect routing UAS server, interfacing database for routing information. Its functions include providing core interface for BSS to core network functions.

NxtGn NVPC, NxtGn Inbound SIP Signaling Server, NxtGn Outbound SIP Signaling Server, NxtGn Packet Cable Labs Record Keeping Server, and NxtGn Routing Redirect Application Server are collectively referred to in this Master Agreement as the "**NxtGn Services.**"

C. Telarix and NxtGn entered into a letter of intent on July 30, 2012, that contemplated, among other things, cooperating to sell, lease, or license a bundled solution comprised of certain Telarix Services, certain NxtGn Services, certain Cisco equipment, and other third party products or services (collectively, the "**Telarix-NxtGn Solution**") to providers of wholesale telecommunications services (each a "**Customer,**" or, collectively, "**Customers**"). This Master Agreement is intended to memorialize their understandings and commitments with respect to providing the Telarix-NxtGn Solution to Customers.

Terms and Conditions

1. Scope of Master Agreement. This Master Agreement sets forth the terms and conditions under which Telarix will offer the Telarix-NxtGn Solution to Customers. The Telarix-NxtGn Solution will include, in addition to the NxtGn Services, the following Telarix Services: iXConnect®, iXRoute®, iXTrade®, and Price List Receipt. Telarix will be responsible for service and maintenance of all Telarix Services that are part of the Telarix-NxtGn Solution. NxtGn will be responsible for installation of the Telarix-NxtGn Solution and for all service, support, and maintenance of the NxtGn Services and Cisco equipment that are part of the Telarix-NxtGn Solution. To the extent that there is an applicable Customer agreement, which was approved in advance by NxtGn, and which provides that a Customer shall have the right to purchase the Cisco hardware for a nominal amount at the conclusion of the term of such Customer agreement, NxtGn will provide Telarix with an option to acquire, for a like nominal amount, the Cisco equipment used in each Telarix-NxtGn Solution at the conclusion of the term of Customer's agreement. If a Customer requires modifications to the Telarix-NxtGn Solution (in the form of additional Telarix Services or other NxtGn Services or Cisco components), Telarix will review the proposed Solution and related financial terms with NxtGn before committing to the arrangement.

2. Definitions. In addition to terms defined in this Master Agreement, the following terms shall have the following meanings:

"**Confidential Information**" means any and all information which is of a confidential, proprietary, or trade secret nature that is furnished or disclosed by one party to the other party under this Master Agreement, or by either Party to a Customer in connection with an iXLink-NVPC Solution. Confidential Information includes, without limitation, all information received from third parties (including, without limitation, a Supplier) that either Party is obligated to treat as confidential and oral information that is identified by either Party or by a third party as confidential. Confidential Information shall not include information that: (a) is or becomes a part of the public domain through no act or omission of the receiving party; (b) was in the receiving party's lawful possession prior to the disclosure and had not been obtained by the receiving party either directly or indirectly from the disclosing party; (c) is lawfully disclosed to the receiving party by a third party without restriction on disclosure; or (d) is independently developed by the receiving party without use of or reference to the disclosing party's Confidential Information.

"**Telarix Confidential Information**" shall include, without limitation, the terms and pricing under this Master Agreement and under all

contracts between Telarix and its Customers, all Telarix marketing requirements, marketing plans, customer names, prospective customer names, and all information clearly identified by Telarix in writing at the time of disclosure as confidential.

"**NxtGn Confidential Information**" shall include, without limitation, the terms and pricing under this Master Agreement and under all contracts for iXLink-NVPC Solutions, all NxtGn marketing requirements, marketing plans, customer names, prospective customer names, and all information clearly identified by NxtGn in writing at the time of disclosure as confidential.

"**Customer Confidential Information**" shall include, without limitation, a Customer's software, formulas, methods, know-how, processes and designs, new products, developmental work, marketing requirements, marketing plans, customer names, prospective customer names, and all information clearly identified by a Customer in writing at the time of disclosure as confidential.

"**Force Majeure Event**" means an event not reasonably foreseeable, beyond a Party's reasonable control, and occurring without its fault or negligence including, without limitation (a) an act of nature, such as fire, flood, earthquake, storm, tornado, lightning, landslide, sink hole, or outbreak of disease, (b) a service failure caused by third parties, such as a power or utility outage or a labor dispute affecting suppliers or subcontractors, (c) a civil disruption such as war, invasion, insurrection, trade embargo, or activities by terrorists or public enemies, or (d) action by a Governmental Authority that enjoins or prevents performance by a Party. Neither Party shall be liable, nor shall any credit or other remedy be extended, for any failure or delay in performance under this Master Agreement where such failure or delay is proximately caused by a Force Majeure Event

"**Governmental Authority**" means a federal, state, or municipal court, legislative body, agency, commission, board, or regulatory or administrative authority or instrumentality.

"**Insolvency**" means the occurrence of any of the following events, whereby a Party: (i) becomes or is declared insolvent or bankrupt; (ii) is the subject of any proceedings related to its liquidation, insolvency or for the appointment of a receiver or similar officer for it; (iii) makes an assignment for the benefit of all or substantially all of its creditors; or (iv) enters into an agreement for the composition, extension, or readjustment of all or substantially all of its obligations.

"**Intellectual Property Rights**" means all intellectual property rights of any kind or nature, anywhere in the world, whether protected, created, or arising under any applicable Law, and all worldwide common law, statutory, and other rights in, arising out of, or associated therewith including, without limitation, patents, trademarks, copyrights, publicity rights, moral rights, database rights, domain names, and trade secrets, regardless of whether such rights are registered or perfected.

"**Law**" means, as in effect from time to time, any law, rule, regulation, declaration, decree, directive, statute, or other enactment, order, mandate, direction, or resolution that is applicable to a Party, a Party's industry, or any of the Telarix Services and/or NxtGn Services and that is issued or enacted by any domestic or foreign, supra-national, national, state, county, municipal, local, territorial, or other government or industry self-regulatory authority, court, commission, board, authority, or agency, anywhere in the world.

"NxtGn IP" has the meaning set forth in Section 3.

"**NxtGn Parties**" means NxtGn, Inc., a corporation organized under the laws of the State of Florida, USA, and a party to this Master Agreement, its successors and assigns, and all of its parents, affiliates, and subsidiaries including their successors and assigns, and all of their investors, shareholders, unitholders, directors, managers, officers, employees, and agents.

"**Party-(ies)**" means NxtGn and/or Telarix.

"**Subsidiary Agreement**" means an SLA, ASPA, ISA, MSA, or TPSA issued pursuant to this Master Agreement.

"Telarix IP" has the meaning set forth in Section 3.

"**Telarix Parties**" means Telarix, Inc., a corporation organized under the laws of the State of Delaware, USA, and a Party to this Master Agreement, its successors and assigns, and all of its parents, affiliates, and subsidiaries including their successors and assigns, and all of their investors, shareholders, unitholders, directors, managers, officers, employees, and agents.

3. Duration of Master Agreement. This Master Agreement begins on the Effective Date and continues until the latter of (i) two years after the Effective Date, or (ii) the expiration of every agreement for an iXLink-NVPC Solution between Telarix and a Customer, unless earlier terminated as provided in Section below; *provided, however*, that the provisions of Sections 3, 4, 6-9, and 11 shall survive any termination or expiration of this Master Agreement, *and provided further* that this Master Agreement may be extended for a longer or shorter period by mutual agreement of the Parties. The period, including any automatic and/or agreed-upon extensions, that this Master Agreement is in effect is the "**Term**" of this Master Agreement.

4. Reservation of Intellectual Property Rights; and Non-Exclusive Arrangement.

(a) NxtGn acknowledges and agrees that Telarix shall solely own and shall retain all right, title, and interest in and to "**Telarix IP**" which consists of:

(i) iXTools® and all software modules of iXTools including, without limitation, iXAdmin®, iXAlert®, iXAudit®, iXBill®, iXConnect®, iXControl®, iXFinance®, iXInsight®, iXReport®, iXRoute®, iXSubledger®, iXTrade®, iXTranslate®, and any and all patents issued with respect to iXTools®; all documentation that describes the functions, operation, and use of iXTools®; all specifications related to iXTools®; and all enhancements, modifications, and/or customizations used to install iXTools® on a Customer's business platforms and processes;

(ii) iXLink® and all component services of iXLink® including, without limitation, Price List Distribution, Price List Receipt, Invoice Distribution, Invoice Receipt, CLI Testing, Bill Receipt, Bill Distribution, and Dispute Management; the iXLink® Operations Manual and all documentation that describes the functions, operation, and use of iXLink®; all specifications related to iXLink®; and all enhancements, modifications, and/or customizations used to install or on-board iXLink® services on a Customer's platforms and processes and those of its trading partners;

(iii) Telarix Managed Services including, without limitation, iXTools® ASP; all documentation that describes Telarix Managed Services; the service descriptions and specifications related to Telarix Managed Services and all enhancements, modifications, and/or customizations thereto (excepting NxtGn IP);

(iv) all Telarix domain names (including, without limitation, www.telarix.com and www.iXLink.com), the iXTools®, iXLink®, and Telarix® logos, and the marks and trade names "iXTools", "iXLink", and "Telarix";

(v) all configurations, displays, screens, software, codes, processes, algorithms, scripts, user interfaces, images, graphics, text, formulas, methods, know-how, and other trade secrets, techniques, designs, inventions, new products, developmental work, and other tangible or intangible technical materials or information related to iXTools®, iXLink®, and Telarix Managed Services;

In addition, Telarix shall have a royalty-free, worldwide, perpetual license to use and to incorporate into the Telarix IP any suggestions, ideas, enhancement requests, feedback, recommendations, or other information provided by Customer or its affiliates, employees, agents, or users with respect to iXTools®, iXTools® ASP, iXLink®, or Telarix Managed Services.

NxtGn acknowledges and agrees that except as may be specifically granted by Telarix in this Master Agreement, NxtGn shall acquire no rights or interest in or to the Telarix or accompanied third party IP. NxtGn further acknowledges and further agrees that Telarix IP is covered by various intellectual property right protections, including domestic and international copyright, trademark, and trade secrecy laws. NxtGn shall take no action to decompile, reverse-engineer, infringe, or misappropriate any of the Telarix IP, and NxtGn shall not register or attempt to register in its own name anywhere in the world any of the Telarix IP, or any elements of the Telarix IP.

(b) Telarix acknowledges and agrees that NxtGn shall solely own and shall retain all right, title, and interest in and to "**NxtGn IP**" which consists of:

(i) NxtGn NVPC, including, without limitation, NxtGn Inbound SIP Signaling Server, NxtGn Outbound SIP Signaling Server, NxtGn Packet Cable Labs Record Keeping Server, NxtGn Routing Redirect Application Server, and any and all patents issued with respect to all or any part of NxtGn NVPC, and all documentation that describes the functions, operation, and use of NxtGn NVPC; all specifications related to NxtGn NVPC; and all enhancements, modifications, and/or

AM

customizations used to install NxtGn NVPC on a Customer's business platforms and processes and those of its trading partners.

(ii) NxtGn's propriety technology and know how pertaining to functionally using a Cisco ASR router together with certain software and other things to create a session border controller, and all enhancements, modifications, and/or customizations thereto;

(iii) all NxtGn domain names (including, without limitation www.nxtgn.net) and the NxtGn, NxtGn NVPC, and related logos and marks; and

(iv) all configurations, displays, screens, software, codes, processes, algorithms, scripts, user interfaces, images, graphics, text, formulas, methods, know-how, and other trade secrets, techniques, designs, inventions, new products, developmental work, and other tangible or intangible technical materials or information related to NxtGn;

In addition, NxtGn shall have a royalty-free, worldwide, perpetual license to use and to incorporate into the NxtGn IP any suggestions, ideas, enhancement requests, feedback, recommendations, or other information provided by a Customer or its affiliates, employees, agents, or users with respect to NxtGn NVPC or any element thereof of service related thereto.

Telarix acknowledges and agrees that except as may be specifically granted by NxtGn in this Master Agreement, Telarix shall acquire no rights or interest in or to the NxtGn or accompanied third party IP. Telarix further acknowledges and further agrees that NxtGn IP is covered by various intellectual property right protections, including domestic and international copyright, trademark, and trade secrecy laws. Telarix shall take no action to decompile, reverse-engineer, infringe, or misappropriate any of the NxtGn IP, and Telarix shall not register or attempt to register in its own name anywhere in the world any of the NxtGn IP, or any element or elements of the NxtGn IP.

(b) Although pursuant to the provisions of this Master Agreement, Telarix and NxtGn will cooperate to provide Telarix-NxtGn Solutions to Customers, Telarix and NxtGn are independent parties and shall not be deemed or construed, by virtue of this Agreement, to be the employee, representative, partner, or joint venturer of the other. Nothing in this Master Agreement shall limit Telarix's ability, or NxtGn's ability, to enter into cooperative arrangements with other parties to provide their services to any Customer, provided however that Telarix will not directly or indirectly develop, reverse engineer or build, a device or solution which uses a Cisco ASR 1006 series router to create or replicate the functions of a session border controller, or of the NxtGn NVPC combined Cisco solution during the Term of this Agreement or for a period of 24 months whichever concludes first. (It is understood that Telarix is not precluded from working with any customer, or future customer or partner, directly or indirectly, who has any version of Cisco technology including but not limited to existing Cisco VOIP technology, and including but not limited to, Cisco IP to IP gateway and Cisco PGW technology or existing Redirect technology, which could be deployed now or in the future including preexisting customers or partners of Telarix, provided however Telarix does not directly help them to programmatically develop this combined NxtGn Cisco solution or disclose confidential information of the NxtGn Cisco solution or violate any of NxtGn's IP rights. In addition, NxtGn will afford the same rights to Telarix as it relates to IXtools, IXlink and other Telarix services defined above.

5. <u>Payments to NxtGn</u>.

(a) For NxtGn's service and support of Telarix-NxtGn Solutions, Telarix will pay NxtGn, from Customer revenues for the Solutions actually received by Telarix, as follows:

> 50 percent of Customer revenues, net of any charges for Cisco equipment,
>
> plus
>
> if Cisco equipment is provided by NxtGn, $3,000 per month;

provided, however, that if a Customer purchases a non-standard Solution or the Customer's processing requirements exceed the maximum levels agreed by Telarix and NxtGn, the foregoing payment arrangement may be modified by mutual agreement of Telarix and NxtGn. NxtGn will be responsible to pay, out of its share of such proceeds, all monies due to Cisco for hardware included in the Telarix-NxtGn Solution. For the avoidance of doubt, all payments due to NxtGn from Telarix pursuant to this Master Agreement will be due only when, and if, Telarix receives payments from the Customer.

(b) Telarix will provide NxtGn with copies of all Customer contracts for the Telarix-NxtGn Solution. Upon request of NxtGn, Telarix will make available copies of invoices to any Customer for the Telarix-NxtGn Solution and/or will provide NxtGn with an accounting of all monies received pursuant to any contract for the Telarix-NxtGn Solution.

(c) With respect to each Customer contract for the Telarix-NxtGn Solution, Telarix will pay the amounts owed to NxtGn within 20 days following receipt of revenues from the Customer. Such payments will reference the Customer invoice for which payment was received by Telarix and for which payment is being made to NxtGn. Unless otherwise directed by NxtGn, Telarix will make all payments to NxtGn via wire transfer to the following NxtGn account:

Bank:	SunTrust Bank
Bank Address:	515 E. Las Olas Blvd, 7th Fl. Ft. Lauderdale, FL 33301
ABA No.:	061000104
SWIFT Code:	SNTRUS3A
Account:	NxtGn, Inc. 100 N. Biscayne Blvd., 9th Fl. Miami, FL 33132
Account No.:	1000144367934

6. Non-disclosure of Confidential Information.

(a) By virtue of this Master Agreement, each Party may have access to Confidential Information. The parties agree not to make each other's, or a Customer's, Confidential Information available in any form to any third party or to use such Confidential Information for any purpose other than the performance of their obligation under this Master Agreement or agreements between Telarix and Customers regarding the Telarix-NxtGn Solution. NxtGn shall not disclose the results of any performance tests of or relating to Telarix Services to any third party without Telarix's prior written approval, and Telarix shall not disclose the results of any performance tests of or relating to NxtGn products or services to any third party without NxtGn's prior written approval. Each Party agrees to take all reasonable steps to ensure that Confidential Information is not disclosed or distributed by its employees, contractors, or agents in violation of the terms of this Master Agreement.

(b) Each Party acknowledges and agrees that, due to the unique nature of Confidential Information, there can be no adequate remedy at law for breach of this Section and that such breach would cause irreparable harm to the non-breaching party and, therefore, the non-breaching party shall be entitled to seek injunctive relief, in addition to whatever remedies it might have at law or under this Agreement; *provided, however,* that if Telarix or NxtGn is required by Law or by a Governmental Authority to disclose another party's Confidential Information, it shall not do so before having given notice to such other Party and having made a reasonable effort to obtain a protective order requiring that the Confidential Information so disclosed be used only for the purposes for which the order was issued. Solely for purposes of enforcement of Telarix's rights under this Section, NxtGn consents to personal jurisdiction in the federal and state courts in the State of Virginia, USA, for such injunctive relief. Solely for purposes of enforcement of NxtGn's rights under this Section, Telarix consents to personal jurisdiction in the federal and state courts in the State of Florida, USA, for such injunctive relief.

(c) Each of Telarix and NxtGn agrees to notify the other immediately and in writing of all circumstances surrounding any unauthorized possession or use of any Telarix Confidential Information, NxtGn Confidential Information, or Customer Confidential Information by any person or entity. Telarix agrees to, on behalf of itself and NxtGn, notify a Customer immediately and in writing of all circumstances surrounding any unauthorized possession or use of Customer Confidential Information by any person or entity. The Parties agree to cooperate fully in any litigation relating to or arising from such unauthorized possession or use of Telarix Confidential Information, NxtGn Confidential Information, or Customer Confidential Information.

(d) If Telarix's Confidential Information or NxtGn's Confidential Information will be provided or made available to the U.S. Government, any use, duplication, or disclosure by the U.S. Government of the Information shall be subject to the restrictions applicable to proprietary commercial computer software set forth in subparagraph (c)(1)(ii) of The Rights in Technical Data and Computer Software clause at DFARS 252.227-7013 or subparagraphs

AM

(c)(1) and (2) of the Commercial Computer Software - Restricted Rights clause at 48 C.F.R. 52.227-19, as applicable.

7. **Warranties; Disclaimers; Limitation of Liability**.

(a) Each Party warrants and represents that (i) it has the necessary and actual right and authority to enter into and to perform its obligations under this Master Agreement, (ii) it has taken all necessary corporate action to authorize the execution, delivery, and performance of this Master Agreement, (iii) this Master Agreement, constitutes a valid and binding obligation enforceable in accordance with its terms, and (iv) neither the execution nor the performance of this Master Agreement, will violate any Law to which such Party is or may be bound.

(b) Disclaimer. NXTGN ACKNOWLEDGES AND AGREES THAT THE TELARIX SERVICES ARE PROVIDED "AS IS" AND THAT EXCEPT AS SET FORTH IN THIS MASTER AGREEMENT, TELARIX AND ITS LICENSORS AND SUPPLIERS HAVE MADE NO REPRESENTATIONS, AND HAVE EXPRESSLY DISCLAIMED, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ALL WARRANTIES OR REPRESENTATIONS OF EVERY KIND OR NATURE, EITHER EXPRESS, IMPLIED, OR STATUTORY, AS TO THE TELARIX SERVICES, AND ANY ANCILLARY OR RELATED TELARIX OR SUPPLIER PRODUCTS OR SERVICES INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR NON-INFRINGEMENT OF THIRD PARTY RIGHTS. NxtGn further acknowledges and agrees that Telarix and its licensors and suppliers have made no warranties or representations (i) that the provision of Telarix Services will be uninterrupted, without delay, error-free, or suitable for or meet particular business requirements, (ii) regarding the quality, functionality, or operation of Telarix Services, (iii) regarding the accuracy or completeness of Telarix Services, or (iv) regarding the ability of NxtGn or any Customer to use the Telarix Services or the Telarix-NxtGn Solution to provide or deliver a product or service.

TELARIX ACKNOWLEDGES AND AGREES THAT THE NXTGN SERVICES ARE PROVIDED "AS IS" AND THAT EXCEPT AS SET FORTH IN THIS MASTER AGREEMENT, NXTGN AND ITS LICENSORS AND SUPPLIERS HAVE MADE NO REPRESENTATIONS, AND HAVE EXPRESSLY DISCLAIMED, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, ALL WARRANTIES OR REPRESENTATIONS OF EVERY KIND OR NATURE, EITHER EXPRESS, IMPLIED, OR STATUTORY, AS TO THE NXTGN SERVICES, AND ANY ANCILLARY OR RELATED NXTGN PRODUCTS OR SERVICES INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR NON-INFRINGEMENT OF THIRD PARTY RIGHTS. Telarix further acknowledges and agrees that Telarix and its licensors and suppliers have made no warranties or representations (i) that the provision of NxtGn Services will be uninterrupted, without delay, error-free, or suitable for or meet particular business requirements, (ii) regarding the quality, functionality, or operation of NxtGn Services, (iii) regarding the accuracy or completeness of NxtGn Services, or (iv) regarding the ability of Telarix or any Customer to use the NxtGn Services or the Telarix-NxtGn Solution to provide or deliver a product or service.

(c) Limitation of Telarix Liability. **NxtGn expressly waives any right to seek indirect, special, incidental, consequential, or punitive damages from the Telarix Parties or from Telarix's licensors and suppliers including, without limitation, claims for loss of business, revenue, profits, or goodwill, or for any act or failure to act by any of the Telarix Parties arising out of, in connection with, arising out of, or relating to the performance of the Telarix Services, whether such claims are asserted on the basis of contract, tort, or otherwise, even if advised of the possibility of such damages.** Without in any way limiting the foregoing, Telarix's total liability, including the liability of any of Telarix's licensors or suppliers, to NxtGn in connection with this Agreement for any and all causes of action or claims of every kind or nature for, arising from, or relating in any manner to, directly or indirectly, any action or failure to act by any of the Telarix Parties including, without limitation, claims for breach of contract, negligence, fraud, and interference with contractual relations, shall be limited to the lesser of: (i) proven direct damages, or (ii) the aggregate amount of payments made by a Customer for the affected Service during the 12-month period immediately preceding the month in which the events giving rise to the claim or cause of action occurred.

An

(d) Limitation of NxtGn Liability. **Telarix expressly waives any right to seek indirect, special, incidental, consequential, or punitive damages from the NxtGn Parties or from NxtGn's licensors and suppliers including, without limitation, claims for loss of business, revenue, profits, or goodwill, or for any act or failure to act by any of the NxtGn Parties arising out of, in connection with, arising out of, or relating to the performance of the NxtGn Services, whether such claims are asserted on the basis of contract, tort, or otherwise, even if advised of the possibility of such damages.** Without in any way limiting the foregoing, NxtGn's total liability, including the liability of any of NxtGn's licensors or suppliers, to Telarix in connection with this Agreement for any and all causes of action or claims of every kind or nature for, arising from, or relating in any manner to, directly or indirectly, any action or failure to act by any of the NxtGn Parties including, without limitation, claims for breach of contract, negligence, fraud, and interference with contractual relations, shall be limited to the lesser of: (i) proven direct damages, or (ii) the aggregate amount of payments made by a Customer for the affected Service during the 12-month period immediately preceding the month in which the events giving rise to the claim or cause of action occurred.

(e) Limitation of Actions. Except for claims relating to NxtGn's damaging or disclosing any part of the Telarix IP, or Telarix damaging or disclosing any part of the NxtGn IP, or either party disclosing Confidential Information of the other, or Telarix breaching its payment obligations to NxtGn, no actions (regardless of form) arising out of or related in any way to this Master Agreement may be commenced by either Party more than two years after the cause of action accrued, even if the basis for such action was not known or discovered during such two-year period.

(f) Each of Telarix and NxtGn acknowledges and agrees that subsections (a) – (e) of this Section shall survive the termination or expiration of this Master Agreement.

8. Telarix Indemnification of NxtGn.

Telarix will indemnify and defend NxtGn from and against any and all claims, demands, losses, liabilities, actions or causes of action, assessments, damages, fines, Taxes, interest, and penalties asserted by any person against any of the NxtGn Parties or against any of NxtGn's licensors and suppliers, and the reasonable costs and expenses of defending against such claims, or any action or proceeding brought by a third party based upon a claim or allegation:

(a) that Telarix IP, and/or Telarix Services provided by Telarix to a Customer as part of a Telarix-NxtGn Solution, directly infringes, violates, dilutes, or misappropriates a U.S. or foreign patent, copyright, or other Intellectual Property Right owned by such third party (an "**IP Claim**"). Telarix shall pay any and all damages or costs related to the settlement of such IP Claim or finally awarded against NxtGn in an action or proceeding based upon such IP Claim including, without limitation, any attorneys' fees and expenses incurred by NxtGn; *provided, however*, that NxtGn (i) promptly notifies Telarix of any such claim, (ii) gives Telarix full authority, information, and assistance to defend such claim, and (iii) gives Telarix sole control of the defense of such claim and all negotiations for the compromise or settlement of such claim; *and provided further*, that Telarix shall have no liability for any IP Claim based upon (x) use of a superseded or altered release of Telarix IP if the infringement could have been avoided by use of a current unaltered release of the Telarix IP, (y) the modification of the Telarix IP by other than Telarix, or (z) use of the Telarix IP other than in accordance with this Master Agreement. If any Telarix IP is held or is believed by Telarix to infringe an Intellectual Property Right owned by a third party, Telarix will, at its sole discretion and expense, modify the Telarix IP so that it is not infringing or obtain a license that will permit the continued use of the Telarix IP in the Telarix-NxtGn Solution or, if neither option is reasonably available, the Parties will agree upon an appropriate arrangement; and

(b) for unauthorized disclosure of NxtGn Confidential Information by Telarix or its employees or agents.

9. Indemnification of Telarix.

NxtGn will indemnify and defend Telarix from and against any and all claims, demands, losses, liabilities, actions or causes of action, assessments, damages, fines, Taxes, interest, and penalties asserted by any person against any of the Telarix Parties or against any of Telarix's licensors and suppliers, and the reasonable costs and expenses of defending against such claims, or any action or proceeding brought by a third party based upon a claim or allegation:

(a) that NxtGn IP, and/or NxtGn Services provided to a Customer as part of a Telarix-NxtGn Solution, directly infringes, violates, dilutes, or misappropriates a U.S. or foreign patent, copyright, or other Intellectual Property Right owned by such third party (an "**IP Claim**"). NxtGn shall pay any and all damages or costs related to the settlement of such IP Claim or finally awarded against Telarix in an action or proceeding based upon such IP Claim including, without limitation, any attorneys' fees and expenses incurred by Telarix; *provided, however*, that Telarix (i) promptly notifies NxtGn of any such claim, (ii) gives NxtGn full authority, information, and assistance to defend such claim, and (iii) gives NxtGn sole control of the defense of such claim and all negotiations for the compromise or settlement of such claim; *and provided further*, that NxtGn shall have no liability for any IP Claim based upon (x) use of a superseded or altered release of NxtGn IP if the infringement could have been avoided by use of a current unaltered release of the NxtGn IP, (y) the modification of the NxtGn IP by other than NxtGn, or (z) use of the NxtGn IP other than in accordance with this Master Agreement. If any NxtGn IP is held or is believed by NxtGn to infringe an Intellectual Property Right owned by a third party, NxtGn will, at its sole discretion and expense, modify the NxtGn IP so that it is not infringing or obtain a license that will permit the continued use of the NxtGn IP in the Telarix-NxtGn Solution or, if neither option is reasonably available, the Parties will agree upon an appropriate arrangement; and

(b) for unauthorized disclosure of Customer Confidential Information by NxtGn or its employees or agents.

10. Termination of Agreement.

(a) By Telarix. This Master Agreement may be terminated by Telarix upon written notice to NxtGn based upon any of the following occurrences: (i) NxtGn's breach of any provision of this Master Agreement, which breach has not been cured by NxtGn within 30 days after receipt of written notice from Telarix describing the violation, or (ii) NxtGn's Insolvency.

(b) By NxtGn. This Master Agreement may be terminated by NxtGn upon written notice to Telarix based upon any of the following occurrences: (i) Telarix's breach of any provision of this Master Agreement, which breach has not been cured by Telarix within 30 days after receipt of written notice from NxtGn describing the violation, or (ii) Telarix's Insolvency.

11. US Export Laws. Telarix and NxtGn agree to comply fully with all applicable export laws and regulations of the United States (the "**Export Laws**") and to ensure that no Telarix hardware, Telarix software, NxtGn hardware, NxtGn software, or other goods or services are exported or re-exported, directly or indirectly, in violation of such Export Laws or are intended for uses in violation of such Export Laws.

12. OFAC Regulations. As entities organized under the laws of the United States, Telarix and NxtGn are subject to the sanctions programs administered and enforced by OFAC, codified at 31 C.F.R. §§ 500-598 (the "**OFAC Regulations**"), and may not establish any relationship with, or have a direct or indirect user of Telarix Services or NxtGn Services owned or controlled by, any "Prohibited Person" or "Entity" as those terms are defined in the OFAC Regulations (collectively, the "**Blocked Entities**"). Each of Telarix and NxtGn warrants and represents, and they shall require each Customer to warrant and represent, that it is not, and is not owned or controlled by, a Prohibited Person or Entity under the OFAC Regulations and that it will not utilize any Telarix Services, NxtGn Services, or the Telarix-NxtGn Solution in conjunction with any such Prohibited Person or Entity or in any country prohibited by the OFAC Regulations (currently Cuba, Iran, Myanmar, North Korea, and Sudan).

13. Publicity.

(a) Either Party may publish a press release following the Effective Date announcing the commencement of the Parties' relationship, the content of which shall be approved in advance by the non-publishing Party. Such consent will not be unreasonably withheld, conditioned, or delayed. If the non-publishing Party does not object in writing to a press release proposed by the other Party within 10 days of the provision of same, the publishing Party may publish the press release in the form provided to the non-publishing Party.

(b) NxtGn grants to Telarix, and Telarix grants to NxtGn, the right to use, in one another's promotional and marketing materials and on one another's websites, the name, logos, and other marks of the

AM

other Party as a user of the, as well as quotations regarding Telarix or the Telarix Services, or NxtGn and NxtGn services, as the case may be, authorized in advance the Party to whom such information applies, for so long as Telarix and NxtGn use one another's products and services to market and deliver the Telarix-NxtGn Solution (and for a reasonable period thereafter to remove the other Party's name and marks from its website and promotional and marketing materials).

(c) Each of Telarix and NxtGn agrees to cooperate with the other, at times appropriate to the other's business needs, in providing with testimonial reviews of Telarix Services or NxtGn services, as the case may be; *provided, however*, that neither Party shall have any obligation to provide information, data, and/or demonstrations of its use of Telarix Services, or NxtGn Services, as the case may be. Such reviews may be provided by NxtGn to Telarix's prospective purchasers, or my Telarix to NxtGn's prospective purchasers, via telephone or at a meeting at a mutually agreed site.

14. Dispute Resolution.

(a) All disputes arising out of or in connection with this Master Agreement that cannot be resolved through good faith negotiation between the parties shall be resolved by binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association; *provided, however*, that each of Telarix and NxtGn reserves the right to seek equitable relief in any court of competent jurisdiction against threatened violations of Telarix's Intellectual Property Rights or NxtGn's Intellectual Property Rights, or for protection of Telarix IP, or for protection of NxtGn IP. The parties shall endeavor to select a mutually acceptable arbitrator knowledgeable about issues relating to the subject matter of this Master Agreement. In the event the parties are unable to agree to such a selection, each party will select an arbitrator and the arbitrators in turn shall select a third arbitrator. The arbitration shall take place at Atlanta, GA, or at a location otherwise mutually agreed upon by the parties.

(b) With the exception of privileged, confidential, proprietary, or trade secret information, all documents, materials, and information in the possession of each Party that are in any way materially relevant to the claim(s) or dispute(s) shall be made available to the other Party for review and copying no later than 45 days after the notice of arbitration is served.

(c) Except as provided in Section 15(i) below, the arbitrator(s) shall not have the authority, power, or right to alter, change, amend, modify, add, or subtract from any provision of this Master Agreement, or to award punitive damages. The award rendered by the arbitrator(s) shall state the reasons for the award and shall be final and binding on the parties. Judgment may be entered on such award in any court having jurisdiction.

15. Miscellaneous.

(a) Entire Agreement; Amendment. This Master Agreement, together with any associated exhibits, constitutes the entire agreement among the Parties and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, among the Parties relating to the subject matter of this Master Agreement. Any and all blanks in this Master Agreement will be filled in as required in order to consummate the transactions contemplated. This Master Agreement may not be modified, changed, waived, discharged, or terminated orally. It may only be modified, changed, waived, discharged, or terminated by an agreement in writing signed by the Party against whom or which the enforcement of such modification, change, waive, discharge, or termination is sought.

(b) Incorporation of Exhibits. All exhibits to this Master Agreement are incorporated by reference, and all blanks in such exhibits will be filled in as required in order to consummate the transactions contemplated by this Master Agreement. Capitalized terms used in such exhibits but not otherwise defined in them shall have the respective meanings assigned to such terms in this Master Agreement.

(c) Waiver. Any failure on the part of a Party to comply with any of its obligations, agreements, or responsibilities under this Master Agreement may be waived by the other Party to whom such compliance is owed. No waiver of any provision of such agreements shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a waiver of any failure other than that waived.

(d) Assignment. Neither Telarix nor NxtGn may assign this Master Agreement to any person or entity without the other Party's prior written consent;

provided, *however*, that Telarix may assign this Master Agreement in whole or in part to any successor or affiliate of Telarix upon written notice to NxtGn and that NxtGn may assign this Master Agreement in whole or in part to any successor or affiliate of NxtGn upon written notice to Telarix. No such assignments relieve the assigning Party of its obligations prior to the date of the assignment.

(e) <u>No Third Party Beneficiaries</u>. No person other than the Parties and their respective successors and permitted assigns is intended to be a beneficiary of this Master Agreement. In executing this Master Agreement, the Parties do not intend to create third-party beneficiary rights in anyone not a party to this Master Agreement.

(f) <u>Force Majeure</u>. Neither Party shall have liability to the other as a result of a Force Majeure Event.

(g) <u>Further Assurances</u>. Each Party covenants that at any time, and from time to time during the Term, it will execute such additional instruments and take such actions as may be reasonably requested by the other party to confirm or perfect or otherwise to carry out the intent and purposes of this Master Agreement.

(h) <u>Notice</u>. All notifications, requests, demands, and other communications required or permitted to be given under this Master Agreement shall be in writing in the English language and shall be deemed given when mailed (with return receipt requested), emailed, faxed (which is confirmed), or sent via a recognized overnight courier service such as DHL or Federal Express, to the parties at the following addresses, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Telarix:

Telarix, Inc.
Attn: Chief Financial Officer
1950 Old Gallows Road
8th Floor
Vienna, VA 22182
Fax: (703) 448-5531
Email: [cfo]@telarix.com

If to NxtGn:

NxtGn, Inc.
Attn: Chief Financial Officer
100 North Biscayne Boulevard
9th Floor
Miami, FL 33132
Fax: +1-305-374-4081
Email: jerry@nxtgn.net

(i) <u>Severability</u>. Any term or provision of this Master Agreement that is held to be invalid, void, or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of such agreements or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If any term or provision of this Master Agreement is declared invalid, void, or unenforceable, the Parties agree that the arbitral tribunal, court, or other authority making such determination shall have the power to reduce the scope, duration, area, or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void, or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. If the economic or legal substance of the transactions contemplated by such agreements is affected in any manner adverse to any party as a result thereof, the Parties agree to negotiate in good faith such modifications as are appropriate to ensure that the burdens and benefits of each party under such modified agreement are reasonably comparable to the burdens and benefits originally contemplated.

(j) <u>Governing Law</u>. This Master Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, USA, applicable to contracts made and to be performed entirely within such State, without regard to the conflict of laws principles of such State.

(k) <u>Counterparts</u>. This Master Agreement may be executed in one or more separate counterparts, each of which shall be considered an original, and all of which together will constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK.]

IN WITNESS WHEREOF, Telarix and NxtGn have executed and delivered this Master Agreement as of the Effective Date.

TELARIX, INC.

By____________________________________

Name and Title: Glen S. Kazerman, CEO

Dated: October 23, 2012

NXTGN, INC.

By____________________________________

Arik C. Meimoun, Chairman and CEO

Dated: October 23, 2012